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               Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
               Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
               File No. 333-54370

                                    * * * *

The following communication was distributed to CBOT members on February 2, 2001.

February 1, 2001

                                     NOTICE
                                     ------

RE:  CBOT(R) ANNUAL MEETING
---------------------------

THE CHICAGO BOARD OF TRADE ANNUAL MEETING WILL BE HELD:

                     THURSDAY, FEBRUARY 22, 2001, 2:30 P.M.
                              CBOT EXCHANGE FLOOR
                                 MANSFIELD ROOM

               ALL MEMBERS ARE INVITED AND ENCOURAGED TO ATTEND.

CBOT members who are unable to attend the Annual Meeting in person can listen to the meeting live on MemberNet - the members-only web site at http://membernet.cbot.com. (If you have not signed up for MemberNet, contact CBOT Member Services at 312/435-3460 for enrollment information.)

Members also are invited to submit questions on major Exchange issues for discussion at the Annual Meeting. A form for this purpose is provided on the reverse side of this Notice. Members also may e-mail their Annual Meeting questions c/o the Secretary's Office at pdra76@cbot.com.

NOTE RE: 2000 FINANCIAL REPORT - We currently expect to file an amendment to our Registration Statement on Form S-4 in approximately the next 4 to 8 weeks, which will incorporate the Exchange's audited financial statements for fiscal year 2000. Accordingly, we will not be presenting a financial report covering fiscal year 2000 at the Annual Meeting.


                                                  Paul J. Draths
                                                  Vice President and Secretary

                                    - OVER -

While the Board of Trade of the City of Chicago, Inc.(CBOT) has filed a Registration Statement on Form S-4,including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
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Secretary's Office
Chicago Board of Trade
141 West Jackson Blvd., Suite 600
Chicago, IL  60604


The following is my question for consideration at the February 22 CBOT(R) Annual
Meeting:


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Submitted by:


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            (Member Name)